February 29, 2012 By EDGAR Submission U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549
Attention: Mr. Geoff Kruczek

Re:	Skyworks Solutions, Inc.
Form 10-K for the year ended September 30, 2011
Filed November 28, 2011
Amendment No. 1 to Form 10-K for the year ended September 30, 2011
Filed January 30, 2012
Form 10-Q for the quarterly period ended December 30, 2011
Filed February 7, 2012
File No. 001-5560
Ladies and Gentlemen:
This letter relates to the letter, dated February 23, 2012, to our client, Skyworks Solutions, Inc. (the “Company”), from Mr. Kevin L. Vaughn, Accounting Branch Chief, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”).
On behalf of the Company, and as discussed by telephone with Mr. Geoff Kruczek of the Staff, this letter is to confirm that the Company will respond to the Staff's comments on or before March 22, 2012.
If you require additional information or wish to discuss the timing of the Company's response, please do not hesitate to contact the undersigned at 617-526-6989, or Mark G. Borden of WilmerHale at 617-526-6675.
Very truly yours,
/s/ Ian R. Kaminski

Ian R. Kaminski

cc:    Mark V.B. Tremallo, Skyworks Solutions, Inc.
Robert J. Terry, Skyworks Solutions, Inc.
Mark G. Borden, WilmerHale